September 1, 2009

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549-8629

Attn: Ms. Ellen Sazzman

Re:  M Fund, Inc. (the “Registrant”), File Nos. 33-95472 and 811-9082

Dear Ms. Sazzman:

This letter is written in response to the comments that you provided by telephone to me on August 26, 2009 regarding the preliminary proxy statement for the above-referenced Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on August 17, 2009.  The comments of the SEC Staff and the Registrant’s responses are listed below:

1.             Comment:  Please confirm that the Registrant’s name on the front cover page is accurate and that the appropriate EDGAR class identifiers are being utilized.  In addition, please ensure that the EDGAR identifier is updated to reflect the name change for the Turner Core Growth Fund.

Response:  The Registrant’s name on the front cover page is accurate.  The EDGAR series and class identifiers will be updated to reflect the change from Turner Core Growth Fund to M Large Cap Growth Fund following the shareholder meeting.

2.             Comment:  On the form of proxy card for all Funds, please revise the instruction for Proposal 1 to clarify that the number being referred to is the number preceding each nominee’s name.

Response:  The number referred to in the instruction is the number before each nominee’s name.  We believe that this instruction is clear.

3.             Comment:  On the proxy card for the Turner Core Growth Fund, please revise the description for Proposal 2 to indicate that the amendment to the Investment Advisory Agreement will result in an increase in the management fee for the Fund.

Response:  Please note that the proxy card provides an acknowledgement that the shareholder has received the notice and the proxy statement.  The proxy statement describes the proposal including the increase in the management fee.  Therefore, the Registrant believes that it is not necessary to include a statement on the proxy card that the amendment to the Investment Advisory Agreement will result in an increase in the management fee.

4.             Comment:  On the first page of the proxy statement, please state the date on which the proxy statement will be delivered to shareholders.

Response:  Please note that the next to last sentence of the first paragraph on page 1 of the proxy statement provides the date on which the proxy statement and proxy cards will be mailed to shareholders.

5.             Comment:  Please confirm that the address listed in the notice, shareholder letter and proxy statement is the principal executive address of the Registrant.

Response:  The address listed in the notice, shareholder letter and proxy statement is the principal executive address of the Registrant.

6.             Comment:  In the notice and on page 1 of the Proxy Statement, please indicate that each Fund is a series of the Registrant.

Response:  The first sentence of the first paragraph on page 1 of the notice will be revised as follows (new language underlined):

A special meeting (the “Meeting”) of the shareholders of Brandes International Equity Fund, Turner Core Growth Fund, Frontier Capital Appreciation Fund and Business Opportunity Value Fund, each a series of M Fund, Inc. (each a “Fund” and collectively, the “Funds”) will be held at 10:00 a.m. Pacific Time on October 12, 2009 at the offices of M Financial Investment Advisers, Inc. located at 1125 NW Couch Street, Suite 900, Portland, Oregon 97209 for the following purposes:

Response:  The first sentence of the first paragraph on page 1 of the proxy statement will be revised as follows (new language underlined):

The Board of Directors of M Fund, Inc. (the “Directors”) are soliciting proxies from the shareholders of Brandes International Equity Fund, Turner Core Growth Fund, Frontier Capital Appreciation Fund and Business Opportunity Value Fund, each a series of M Fund, Inc. (each a “Fund” and collectively, the “Funds”) in connection with a special meeting (the “Meeting”) of shareholders of the Funds.

7.             Comment:  On page 1 of the Proxy Statement, please revise the paragraph preceding the table to clarify that the purpose of the table is to identify matters for which a Fund shareholder is required to vote.

Response:  The third paragraph on page 1 of the proxy statement will be revised as follows (new language underlined):

The only items of business that the Directors expect will come before the Meeting are (Proposal 1) the election of Directors and (Proposal 2) the approval of an amendment to the investment advisory agreement between M Financial Investment Advisers, Inc. and M Fund, Inc. on behalf of Turner Core Growth Fund.  The shareholders of each of the Funds are being asked to vote on Proposal 1.  The shareholders of the Turner Core Growth Fund are being asked to vote on Proposal 1 and Proposal 2 as outlined in the table below.

8.             Comment:  In the shareholder letter and the notice, clarify that all shareholders will be asked to vote on Proposal 1 and only shareholders of the Turner Core Growth Fund will be asked to vote on Proposal 2.

Response:  The second paragraph of the shareholder letter will be revised as follows (new language underlined):

There are two proposals as described below.  Shareholders of each of the Funds are being asked to vote on Proposal 1.  Shareholders of the Turner Core Growth Fund are being asked to vote on Proposal 1 and Proposal 2.

The second paragraph of the notice will be revised as follows (new language underlined):

Shareholders of record at the close of business on July 31, 2009 are entitled to notice of and to vote at the Meeting and any adjourned session.  Shareholders of each of the Funds are being asked to vote on Proposal 1.  Shareholders of the Turner Core Growth Fund are being asked to vote on Proposal 1 and Proposal 2.

9.             Comment:  On page 16 under the section “Other Information-Information about Proxies and the Conduct of the Meeting-Costs of Solicitation,” please clarify which of the funds will bear the cost of the solicitation and describe how the costs will be allocated between the funds.

Response:  The paragraph will be revised as follows (new language underlined):

Costs of Solicitation.  The costs of the Meeting, including the costs of soliciting proxies, will be paid by the Funds.  The costs of the solicitation attributed to Proposal 1 will be allocated proportionately across all Funds and the costs of solicitation attributable to Proposal 2 will be allocated to the Turner Core Growth Fund.

10.           Comment:  On page 6 under the section “Proposal 1: Election of Directors-Independent Registered Public Accounting Firm”, please disclose the percentage of fees approved by the Audit Committee as required under Schedule 14A Item 9(e)(5)(ii).

Response:  The fourth paragraph in this section will be revised as follows (new language underlined):

The Audit Committee approved 100% of the audit-related, tax and all other fees described in the table above.  The aggregate fees billed by BBD for non-audit services rendered to the Company, the Company’s investment adviser (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser), and any entities controlling, controlled by, or under common control with the Company’s investment adviser that provides ongoing services to the Company for the fiscal year ended December 31, 2008 were $10,500. The aggregate fees billed by PWC for non-audit services rendered to the Company, the Company’s investment adviser (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser), and any entities controlling, controlled by, or under common control with the Company’s investment adviser that provides ongoing services to the Company for the fiscal years ended December 31, 2007 and December 31, 2008 were $129,109 and $30,172, respectively.  The aggregate amounts for PWC include estimated amounts for the non-audit fees of M Securities, Inc. (the Company’s principal underwriter) and MFIA.  The Audit Committee considered any fees paid to the independent registered public accountants by the Company’s investment adviser (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser), and any entities controlling, controlled by, or under common control with the Company’s investment adviser and determined that these fees, if any, did not impact the independence of the registered public accounting firm.

11.           Comment:  On page 6 under the section “Proposal 1: Election of Directors-Independent Registered Public Accounting Firm”, disclose whether the Audit Committee considered whether the provision of any non-audit services provided to the investment adviser, etc. were compatible with the maintenance of the principal auditor’s independence as required under Schedule 14A Item 9(e)(8).

Response:  Please see the response to comment 10 above.

12.           Comment:  In the shareholder letter and the proxy statement, please disclose the Registrant’s reason for proposing the election of directors at this time.

Response:  The paragraph under the heading “1. Election of Current Directors of the M Fund, Inc.” in the shareholder letter will be revised as follows (new language underlined):

You will find information about each Director’s experience and tenure in the proxy statement.  Shareholders are being asked to re-elect the current Directors because federal law requires that a ~~certain percentage~~two-thirds of Directors be elected by the shareholders.  Having all Directors elected by the shareholders at this time facilitates the appointment of future Directors by the Board should it become necessary as long as two-thirds of the resulting Board of Directors were elected by shareholders.

The following language is added as the second paragraph under the heading “Proposal 1:  Election of Directors - Background” in the proxy statement (new language underlined):

Shareholders are being asked to re-elect the current Directors because federal law requires that two-thirds of Directors be elected by the shareholders.  Having all Directors elected by the shareholders at this time facilitates the appointment of future Directors by the Board should it become necessary as long as two-thirds of the resulting Board of Directors were elected by shareholders.

13.           Comment:  On page 9 under the section “Proposal 2: Approval of an Amendment to the Investment Advisory Agreement for the Turner Growth Fund-Fees paid under the Current Investment Advisory Agreement and Amendment”, please confirm that the fee table provided on does not include the fee waivers referenced in the footnote to the table.  If the waivers are included, the fee table needs to be revised to reflect expenses gross of waivers.

Response:  The fee table does not include fee waivers referenced in the footnote to the table.

14.           Comment:  On page 4 under the section “Proposal 1: Election of Directors, Information about the Officers-Standing Board Committees”, please disclose whether or not the members of the Nominating Committee are interested as required under Schedule 14A Item 22(b)(14)(ii).

Response:  The paragraph will be revised as follows (new language underlined):

The Company has two standing Committees, the Audit Committee and the Nominating Committee.  The Audit and Nominating Committees were established by the Board at a meeting held on February 10, 2004.  Messrs. Bidwell, Madding, Goldschmidt, Halpern, and Bufferd are members of the Audit and Nominating Committees of the Board.  None of the members of the Audit Committee and Nominating Committee are interested persons of the Fund as defined in the 1940 Act.  Mr. Bufferd is Chairman of the Audit Committee.  The Audit Committee operates under a written charter approved by the Board.  The purposes of the Audit Committee include overseeing the accounting and financial reporting processes of the Funds and the audits of the Funds’ financial statements.  Accordingly, the Committee assists the Board in its oversight of (i) the integrity of the Funds’ financial statements; (ii) the independent accountants’

qualifications and independence; and (iii) the performance of the independent accountants.  The Company’s Nominating Committee, among other things, nominates persons to fill vacancies on the Board.  The Nominating Committee does not have a procedure to consider nominees for the position of Director recommended by shareholders.  During the past calendar year, the Audit Committee met four times and the Nominating Committee met twice.

15.           Comment:  Please provide a copy of the current advisory agreement in Appendix A.

Response:  A copy of the current Investment Advisory Agreement will be provided in Appendix A.

16.           Comment:  On page 9 under the section “Proposal 2: Approval of an Amendment to the Investment Advisory Agreement for the Turner Growth Fund-Fees paid under the Current Investment Advisory Agreement and Amendment”, please disclose the difference between the aggregate amounts of the investment advisory fees paid under the current agreement and the amendment as required by Schedule 14A Item 22(c)(9)(iii).

Response:  The paragraph at issue will be revised as follows (new language underlined):

For the fiscal year ended December 31, 2008, the Turner Core Growth Fund paid aggregate advisory fees of $621,301, $207,164 of such amount was payable to MFIA and the remainder ($414,137) was payable to the sub-adviser.  If the Amendment and the new sub-advisory agreement had been in place for the fiscal year ended December 31, 2008, the Turner Core Growth Fund would have paid aggregate advisory fees of $834,251, with $207,164 of such amount payable to MFIA and the remainder ($627,087) payable to the sub-adviser.  The difference between the amounts payable under the current agreement and the amounts that would have been payable if the Amendment and the new sub-advisory agreement had been in place was 0%_ for MFIA and 51.42% for the sub-adviser.

17.           Comment:  On pages 10 and 11 under the section “Proposal 2: Approval of an Amendment to the Investment Advisory Agreement for the Turner Growth Fund-Basis for Directors’ Approval of Amendment”, please describe with greater specificity the basis for the determination by the Directors to recommend that the shareholders approve a substantial advisory fee increase.  Please indicate that the fee increase is related to the appointment of the new subadviser and provide specific reasons for the fee increase.  Please relate the factors considered to the specific circumstances of the fund using less conclusory statements.  (For example, include discussion of the quality of services, the skills of the portfolio managers, etc.)  The discussion on the economies of scale is potentially misleading and should be revised or deleted.

Response:  The paragraphs at issue are revised as follows (new language underlined):

The Directors approved the Amendment at their meeting held on August 17, 2009.  The Directors considered information provided by MFIA.

MFIA informed the Board that MFIA formed a sub committee to find a replacement sub-adviser for the Turner Core Growth Fund.  MFIA engaged a third party consultant to assist in the search for a new sub-adviser for the Turner Core Growth Fund.  The third party consultant searched the investment community for sub-advisers who fit MFIA’s established investment criterion.  The established criterion includes:

•              Acceptable organizational history; minimum five years in the investment business.

•              Stable organization (ownership, professional staff) with sound qualification and depth of investment professionals.

•              Verifiable investment record with good risk adjusted returns as compared to relevant mutual fund benchmarks.

•              Good reputation within the institutional investment management community.

•              No pending litigation or censure by regulatory bodies.

•              Adequate trading, back office, accounting, reporting and client service capabilities.

•              Reasonable fees.

After reviewing the criterion, the third party consultant provided a list of potential sub-advisers that offer a large cap growth strategy and a core equity strategy.  MFIA determined that a large cap growth strategy would complement the Funds current offerings.  MFIA conducted interviews with the potential replacements.  MFIA determined that DSM based on MFIA’s established criterion would be the best fit as the new sub-adviser for the Turner Core Growth Fund.

In considering whether to approve the Amendment, the Board of Directors, including the Independent Directors, did not identify any single factor as determinative.  Matters considered by the Directors, including the Independent Directors, in connection with their approval of the Amendment included the following:

Capability, Nature, Extent and Quality of Services.  The Board reviewed in detail the nature and extent of the services to be provided by MFIA under the terms of the Amendment.  The Board considered the experience of MFIA as an investment manager.  The Board concluded that the nature and extent of the services to be provided under the Amendment were reasonable and appropriate in relation to the advisory fees.  The Board also reviewed the personnel at MFIA responsible for providing advisory services to the Turner Core Growth Fund.  The Board concluded that MFIA has the necessary staff to manage the relationship with the Fund’s sub-adviser, the capability to continue to manage the Fund and that the information provided supported the approval of the Amendment.

Regulatory Compliance History.  The Board considered the regulatory compliance history of MFIA.  The Board concluded that the information provided supported the approval of the Amendment.

Investment Performance of the Fund.  The Board noted that investment performance for each Fund is primarily determined by the investment decisions of its sub-adviser.  The Board also noted that MFIA has the responsibility to manage each sub-advisory relationship and make decisions about when to recommend a change in sub-adviser.  The Board concluded that MFIA is appropriately managing the sub-advisory relationship and that the information provided supported the approval of the Amendment.

Advisory Fees Payable.  The Board considered the advisory fees that would be payable to MFIA.  The Board noted that the increase in the management fee was a result of the change in sub-adviser and that the amount to be retained by MFIA would remain the same.  The Board considered the profitability and fall-out benefits, if any, to be received by MFIA.  The Board used this information as a guide to help assess the reasonableness of the Fund’s proposed advisory fee.  The Board noted that MFIA has contractually agreed to reimburse the Fund for any expenses (other than advisory fees, brokerage or other portfolio transaction expenses or expenses for litigation, indemnification, taxes or other extraordinary expenses) to the extent that such expenses exceed 0.25% of the Fund’s annualized average daily net assets.  The Board concluded that the proposed increase in the management fees ~~payable to MFIA were~~ was fair and reasonable and supported the approval of the Amendment.

Economies of Scale Realized as the Fund Grows.  The Board considered the benefit to investors of economies of scale.  The Board noted that the portion of the management fee retained by MFIA does not decrease at breakpoints, but instead remains fixed at 0.15% of the average daily net assets of the Turner Core Growth Fund.  The Board noted that as assets in the Company’s portfolios increase, fixed operating costs are spread over a larger asset base resulting in an overall reduced operating expense that is charged to shareholders.  ~~The Board concluded that these economies of scale support the approval of the Amendment.~~  As the Sub-Adviser’s relationship with the Company is new, no economies of scale have been recognized.  The Board noted that the advisory fee schedule for the Sub-Adviser contains breakpoints which in the Board’s view appropriately reflect the potential for future recognition of economies of scale.

Operating Expenses of the Fund.  The Board reviewed the operating expenses of the Turner Core Growth Fund.  The Board noted that in addition to MFIA’s advisory fee, the Fund is also responsible for payment of ~~(i) sub-advisory fees; and (ii)~~ a portion of the Company’s operating expenses.  The Board noted that MFIA has contractually agreed to reimburse the Fund for expenses (other than advisory fees, brokerage or other portfolio transaction expenses for litigation, indemnification or other extraordinary expenses) to the extent that they exceed 0.25% of the Fund’s annualized average daily net assets.  The Board concluded that MFIA’s contractual obligation to limit operating expenses is in the best interests of shareholders.  The Board concluded that the operating expenses of the Fund will continue to be fair and reasonable and support the approval of the Amendment.

Brokerage Transactions.  The Board noted that the trading and execution for the Company’s portfolios is handled at the sub-adviser level.  The Board noted that the Company’s Chief Compliance Officer reviews the sub-adviser’s written policies and procedures for fair trading and best execution on an annual basis.  The Board also noted that it is presented with quarterly reports of the sub-adviser’s soft-dollar commission information and certifications that the soft dollar practices fall within the Section 28(e) safe harbor.  The Board concluded that this information supported the approval of the Amendment.

Based upon such information as it considered necessary to the exercise of its reasonable business judgment, the Board concluded that it was in the best interest of the Turner Core Growth Fund to approve the Amendment.  The Directors also considered other factors, including the fact that the Fund would likely incur expenses including portfolio transaction expenses, in connection with the change in sub-adviser as described later in this Proxy Statement.

Based on their evaluation of all factors that they deemed to be material, including those factors described above, the Directors, including the Independent Directors, concluded that the Amendment should be approved commencing upon shareholder approval.

18.           Comment:  On page 9 in the first paragraph under the section “Proposal 2: Approval of an Amendment to the Investment Advisory Agreement for the Turner Growth Fund-Description of the Amendment to the Investment Advisory Agreement”, please disclose that the increase in fee is a consequence of replacing the subadviser.

Response:  The paragraph will be revised as follows (new language underlined):

The terms of the Investment Advisory Agreement following the Amendment will be substantially similar to those of the Current Advisory Agreement, except that (a) the management fee for the Turner Core Growth Fund will increase due to the change in sub-adviser; (b) all references to the Turner Core Growth Fund will change to M Fund Large Cap Growth Fund; and (c) the date of the Amendment will be different.  The form of Amendment is set forth in Appendix A to this Proxy Statement.  Descriptions of the Amendment are qualified in their entirety by reference to the full text of the Amendment as set forth in Appendix A.

19.           Comment:  On page 7 under the section “Proposal 2: Approval of an Amendment to the Investment Advisory Agreement for the Turner Growth Fund-Description of MFIA”, please further clarify the statement regarding the arrangements that may impact recommendations to disclose in what way these arrangements could affect recommendations.

Response:  The paragraph at issue will be revised as follows (new language underlined):

M Financial Holdings Incorporated does business under the name M Financial Group.  M Financial Group is engaged in providing product development and marketing support services for participating insurance agents, who, collectively, own a majority of the outstanding stock of M Financial Group.  As stockholders, they share in the profits of M Financial Group via periodic stock or cash dividends.  M Financial Group derives revenue from, among other things, investment advisory fees with respect to assets invested in the Company and receives from insurance carriers compensation based, in part, upon the volume of insurance premiums generated by its participating agents.  Clients should be aware that these direct and indirect compensation arrangements may create economic incentives which could influence recommendations for ~~particular financial products or services (including~~ the Funds~~)~~.  These incentives include, but are not limited to, the following: (i) commissions or other compensation in respect of one particular financial service provider, product, investment, or service may exceed commissions or compensation payable in respect of a comparable provider, product or service; (ii) certain policy features or riders may involve commissions or compensation that differ from compensation payable in respect of “base” or standard contractual features; and (iii) products or services which provide revenue, including override commissions or potential reinsurance profits, to M Financial Group and could indirectly provide incentives to producers to recommend such products over similar products or services that do not provide revenue to M Financial Group.

20.           Comment:  With regard to the manager of managers exemptive relief, please provide the file number and the date of the order.  Please confirm that the order is not limited to circumstances in which the management fee did not increase substantially.  Please revise the description of the exemptive order to add conditions of the order.  Please add language regarding use of affiliates so that shareholders know that the relief is not unfettered.

Response:  The Registrant received a “manager-of-managers” exemptive order on July 1, 1998 (File No. 812-10970/IC-Release No. 23300).  According to the notice of the application published by the Commission on June 9, 1998 (IC-Release No. 23246), the order is not subject to any condition relating to an increase in a management fee.  As a result, the Registrant believes that the order is not limited to circumstances in which the management fee does not increase substantially.  Proxy statement disclosure will be revised to disclose that the order is subject to a number of conditions and only exempts sub-advisory agreements with investment advisers that are not “affiliated managers” as defined in the application.  The second paragraph on page 12 of the proxy statement will be revised as follows (new language underlined):

Turner Investment Partners, Inc. (“Turner”) currently serves as the sub-adviser of the Fund.  In determining to recommend the termination of Turner as sub-adviser to the Turner Core Growth Fund, MFIA considered, among other things, that Turner had been underperforming relative to its benchmark and also that several senior personnel had left the firm.  After considering a variety of potential sub-advisers, MFIA recommended the appointment of DSM Capital Partners, LLC (“DSM”) to assume responsibility for the day-to-day management of the Turner Core Growth Fund.  Upon the recommendation of MFIA and after carefully considering a variety of factors (as described below under “Basis for Directors’ Approval of the New Sub-Advisory Agreement”), the Directors voted on June 15, 2009 to terminate the sub-advisory agreement between MFIA and Turner and to approve the New Sub-Advisory Agreement.  Under the 1940 Act, a mutual fund generally cannot enter into an advisory contract, such as a New Sub-Advisory Agreement, unless the shareholders of that fund vote to approve the new agreement.  The Company and the Adviser have ~~has~~ been granted an exemptive order ~~by~~from the Securities and Exchange Commission that allows the Adviser, subject to certain conditions, to enter into ~~a~~ new sub-advisory agreements with unaffiliated sub-advisers without obtaining shareholder approval.  The New Sub-Advisory Agreement will become effective upon shareholder approval of the Amendment to the Advisory Agreement.

21.           Comment:  In the shareholder letter, disclose that the Registrant has obtained the appropriate shareholder relief and that shareholder approval of the change in subadviser is not required.  Also, state the new name of the Turner Core Growth Fund.

Response:  The paragraph will be revised as follows (new language underlined):

The Investment Advisory Agreement for the Turner Core Growth Fund is being amended to reflect an increase in the management fee for the Fund.  The amendment requires approval by the shareholders of the Fund.  In addition, we are also providing information on the change in sub-adviser for the Turner Core Growth Fund.  The Board of Directors of M Fund, Inc. approved the appointment of DSM Capital Partners LLC to replace Turner Investment Partners, Inc. as the sub-adviser of the Turner Core Growth Fund.  The Company has been granted an exemptive order by the Securities and Exchange Commission that allows the Adviser, subject to certain conditions, to enter into a new sub-advisory agreement with an unaffiliated entity without obtaining shareholder approval.  In addition, the Turner Core Growth Fund’s name will change to M Large Cap Growth Fund and its sub-advisory fee will increase.

22.           Comment:  On page 12 under the section “Information on the Change in Sub-Adviser of the Turner Growth Fund-Description of DSM”, please confirm that the names and addresses of all shareholders of DSM and its respective parents have been disclosed.

Response:  The complete ownership structure of DSM has been disclosed.

23.           Comment:  On pages 12-13 under the section “Information on the Change in Sub-Adviser of the Turner Growth Fund-Description of the Current Sub-Advisory Agreement and Description of the New Sub-Advisory Agreement”, please provide the date of the current sub-advisory agreement and the date that the current subadvisory agreement was last submitted to shareholders for approval.  In addition, describe the terms of the current and the new subadvisory agreements as required in Schedule 14A Item 22(c)(7).

Response:  The date of the last shareholder approval of the current subadvisory agreement is provided in the fourth sentence of the last paragraph on page 12 under the heading “Description of the Current Sub-Advisory Agreement.”  The terms of the current and new subadvisory agreements are provided on page 13 under the heading “Description of the New Sub-Advisory Agreement.”

24.           Comment:  Please provide a Tandy representation letter.

Response:  A Tandy representation letter is attached as Exhibit A to this letter.

Please contact me at (617) 662-1745 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Tracie A. Coop
Tracie A. Coop, Esq.

EXHIBIT A

[M Fund, Inc. Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Ellen Sazzman

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:          M Fund, Inc. (“Registrant”)
(File Nos. 33-95472, 811-9082)

In connection with a response being made on behalf of the Registrant to comments you provided by phone on August 26, 2009 with respect to the preliminary proxy statement for the Registrant filed with the Commission on August 17, 2009 (“Proxy Statement”), the Registrant hereby acknowledges that:

•                                          the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Proxy Statement;

•                                          the effectiveness of the Proxy Statement will not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

•                                          the Registrant may not assert the effectiveness of the Proxy Statement as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on August 26, 2009.  Please do not hesitate to contact the undersigned at (503) 414-7342 if you have any questions concerning the foregoing.

Sincerely,

/s/ David Lees
David Lees
Secretary of M Fund, Inc.

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